Contact

www.linkedin.com/in/jake-howland-mba-4561582b (LinkedIn)

Top Skills

Pharmaceutical Industry
GMP
Technology Transfer

Jake Howland, MBA

Founder at Aristotle Spirits
Raleigh

Summary

Beginning my new career in craft distilling. Founder of Aristotle Spirits

Experience

Aristotle Spirits

Founder
October 2019 - Present (2 years 8 months)
Garner, North Carolina, United States

Head distiller, bar manager, marketing director and taste tester.

Pearl Therapeutics

10 years 8 months

Sr Manager, Strategy and Excellence
July 2017 - July 2019 (2 years 1 month)
Raleigh-Durham, North Carolina Area

Responsible for site strategy, strategic implementation, change champion, leadership development and project management.

Sr. Manager
March 2015 - July 2017 (2 years 5 months)
Raleigh-Durham, North Carolina Area

Manage team of engineers responsible for manufacturing and packaging process development, clinical and non-clinical production and product development manufacturing.

Scientist
October 2012 - March 2015 (2 years 6 months)

Manufacturing process development

Associate scientist
December 2008 - October 2012 (3 years 11 months)

Catalent Pharma Solutions

Scientist

2002 - 2008 (6 years)

Education

Vanderbilt University

BS, Chemistry · (1998 - 2002)

Meredith College

Master of Business Administration (MBA), Business Administration, Management and Operations · (2013 - December 2016)

Vanderbilt University

Bachelor's degree, Chemistry · (1998 - 2002)